Exhibit 3.1

SECOND AMENDMENT TO THE

SECOND AMENDED AND RESTATED BYLAWS

This is the SECOND AMENDMENT TO THE SECOND AMENDED AND RESTATED BYLAWS (this “Amendment”) of FIRST CAPITAL INVESTMENT CORPORATION, a Maryland corporation (the “Corporation”) adopted by the Corporation’s board of directors (the “Board”) on March 31, 2017.

WHEREAS, the Board adopted the Amended and Restated Bylaws of the Corporation on March 4, 2015;

WHEREAS, the Board adopted the Second Amended and Restated Bylaws of the Corporation on September 9, 2015 (the “Bylaws”);

WHEREAS, the Board adopted the First Amendment to the Bylaws on March 15, 2016;

WHEREAS, the Board desires to amend the Bylaws in order to revise Article II, Section 3(a) of the Bylaws to comply with the North American Securities Administrators Association Omnibus Guidelines.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	Amendment and Restatement of Article II, Section 3(a).

Article II, Section 3(a) of the Bylaws is hereby amended and restated in its entirety as follows:

(a) General. The chairman of the Board, the chief executive officer, the president, the Board or a majority of the directors that are not “interested persons” of the Corporation as such term is defined in Section 2(a)(19) of the Investment Company Act may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation upon the written request of the stockholders entitled to cast not less than ten percent of all the votes entitled to be cast at such meeting.

Adopted by the Board: March 31, 2017